Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTION WAIVER APPLICATION

On 26 June 2002, TVBSE entered into a deal memorandum with MBNS for the supply of the TVB8 and Xing He channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliate company from 16 April 2002 to 30 September 2004 in Brunei and Malaysia. The supply of TVB8 channel is on an exclusive basis whereas TVBSE may grant the Xing He channel to other parties for broadcast on free to air television stations in the territories. The parties have agreed to negotiate and enter into a formal agreement to set out the terms of the deal memorandum.

As the transactions under the deal memorandum and the proposed agreement are to take place on an ongoing basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term subject to a cap amount of HK$30 million and other conditions as set out in the section headed "Continuing Connected Transactions : Waiver Conditions" in this announcement.

Details of the deal memorandum and the proposed agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

DETAILS OF THE DEAL MEMORANDUM

TVBSE is the owner and operator of the Mandarin language channels known as TVB8 and Xing He and has the sole control of the content of these channels. TVB8 and Xing He channels are broadcast by TVBSE worldwide. Pursuant to the deal memorandum entered into between TVBSE and MBNS on 26 June 2002, TVBSE agrees to supply TVB8 channel on an exclusive basis and Xing He channel (which TVBSE may grant rights to others to broadcast on free-to-air television stations) for broadcast on the pay television services operated by MBNS or its affiliate company in Malaysia and Brunei. The supply period is from 16 April 2002 to 30 September 2004 whereas the obligation to pay fees for TVB8 channel and Xing He channel commences from 16 April 2002 and 1 July 2002 respectively. Further, MBNS agrees not to edit and remove any content of the said channels unless it contravenes the censorship standards, laws, codes regulating advertising, sponsorship and branding of the respective territories.

The amount of fees payable by MBNS for the broadcast right varied according to the number of residential subscribers of the pay television services in the territories whereas the amount of fees payable in respect of hotels and commercial establishments is a percentage share of the subscription fees received from the same by MBNS.

In addition to the above, TVBSE will be entitled to a percentage share of such advertising revenue received by MBNS through advertisements, sponsorship and commercials after deduction of discounts, bonus and commissions given to advertisers and agents by MBNS.

The parties have agreed to negotiate and enter into a formal agreement setting out the terms of the arrangement as described above.

REASONS FOR THE DEAL MEMORANDUM

TVB8 and Xing He channels are Mandarin language channels operated by TVBSE for worldwide broadcast. The deal memorandum will generate additional revenue for the Group without additional costs.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBSE AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBSE is principally engaged in provision of satellite and subscription television programmes and advertising sales services.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the pay television service in Malaysia and has licensed a MBNS affiliate for distribution of the pay television service in Brunei.

CONTINUING CONNECTED TRANSACTION: WAIVER CONDITIONS

As the transactions under the deal memorandum and the proposed agreement are to take place on an on-going basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the deal memorandum and the proposed agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount receivable by TVBSE from MBNS under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the cap amount of HK$30 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its published consolidated accounts for each of the financial year ending on 31 December during the period from 2002 to 2004, whichever is the lower amount ("Cap Amount"). The cap amount of HK$30 million is projected on the basis of growth in subscribers and in the share of advertising income and represents 0.95% of the net tangible assets of the Group as at 31 December 2001. The waiver will also be subject to the following conditions:

(a) the transactions shall be:
   (i) entered into in the ordinary and usual course of business of TVB;
   (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and
   (iii) entered into in accordance with the terms of the deal memorandum and the proposed agreement;

(b) the aggregate amount of the transactions under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the Cap Amount;

(c) the independent non-executive directors of TVB shall review the transactions under the deal memorandum and the proposed formal agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the transactions have received the approval of TVB's board of directors;

(ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

(iii) the transactions have been entered into in accordance with the terms of the deal memorandum and the proposed agreement; and

(iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the deal memorandum and the proposed agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the deal memorandum and the proposed agreement as mentioned above are materially altered, or if the Group enters into new arrangement or agreement with MBNS in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the deal memorandum and the proposed agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the voting shares of TVB Publishing Holding Limited. MBNS is accordingly a connected person of TVB and the deal memorandum and the proposed agreement constitute connected transactions of TVB.

As the expected fees payable to TVBSE by MBNS pursuant to the deal memorandum and the proposed agreement represent less than 3% of the net tangible assets of the Group, no shareholder approval is required and the deal memorandum and the proposed agreement are being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the deal memorandum are fair and reasonable and in the interests of the shareholders of TVB, and the deal memorandum is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the deal memorandum and the proposed agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transaction.

DEFINITIONS

"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia, being a connected person of TVB as described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVBSE"	TVB Satellite TV Entertainment Limited, a company incorporated in Bermuda and a wholly owned subsidiary of TVB

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

26 June 2002, Hong Kong